Filed pursuant to Rule 424(b)2

Registration No. 333-172956
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 21, 2011)

6,201,500 Shares

COMMON STOCK

We are offering 6,201,500 shares of our Common Stock, par value $3.33 per share. We have granted the underwriters a 30-day option from the date of this prospectus supplement to purchase up to 930,225 additional shares of our Common Stock to cover over-allotments, if any.

Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “HBHC”. On March 18, 2011, the reported last sale price of our Common Stock on the NASDAQ Global Select Market was $32.25 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and page 3 of the accompanying prospectus before you make an investment in our Common Stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us, before expenses
Per Share	$32.25	$1.37062	$30.87938
Total	$199,998,375	$8,499,900	$191,498,475

The underwriters expect to deliver the shares of Common Stock to purchasers on March 25, 2011.

Morgan Stanley

SunTrust Robinson Humphrey

Raymond James          Sterne Agee

March 21, 2011

-i-

You should rely only on the information about us and our operations contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of the document in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates. The information contained in or incorporated by reference into this prospectus supplement updates and supplements and, to the extent inconsistent therewith, supersedes the information contained in the accompanying prospectus and any earlier filed document.

Unless otherwise expressly stated or the context otherwise requires, all references in this prospectus supplement to “Hancock,” “we,” “our,” “us” and “the Company” and all similar references are to Hancock Holding Company and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering and certain other matters and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. To the extent information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The accompanying prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, from time to time, we may offer and sell the Common Stock in one or more offerings.

It is important that you read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the “Where You Can Find More Information” section of this prospectus supplement.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of our securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus has come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See the “Underwriting” section of this prospectus supplement.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain certain statements relating to future events and our future results which constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are typically identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs such as “should,” “could,” or “may.”

Forward-looking statements reflect our expectation or predictions of future conditions, events or results based on information currently available and involve risks and uncertainties that may cause actual results to differ materially from those in such statements. These risks and uncertainties include, but are not limited to, the risks identified in Item 1A of our Annual Report on Form 10-K and the following:

•
general business and economic conditions in the markets we serve may be less favorable than anticipated which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults;

•	changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;

•	our liquidity requirements could be adversely affected by changes in our assets and liabilities;

•	our investment securities portfolio is subject to credit risk, market risk, and illiquidity;

•	the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry;

•	competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;

•
the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and other regulatory agencies;

•	the effect of fiscal and governmental policies of the United States federal government; and

•
the effect of seeking bank acquisitions, including the proposed merger with Whitney Holding Corporation (“Whitney”) and, if successful in acquiring any bank, the effect of integrating such bank and consolidating its financial results.

In addition, our proposed merger with Whitney presents us with a number of risks and uncertainties related both to the merger transaction itself and to the integration of the acquired businesses into Hancock. These risks and uncertainties include the following:

•
the possibility that the proposed merger with Whitney does not close when expected or at all because required regulatory, shareholder or other approvals and conditions to closing are not received or satisfied on a timely basis or at all;

•	the terms of the proposed merger with Whitney may need to be modified to satisfy such approvals or conditions; and

•
the anticipated benefits from the proposed merger with Whitney such as it being accretive to earnings, expanding our geographic presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the companies operate.

We undertake no obligation publicly to update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-K, 10-Q and 8-K reports to the SEC. Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses in our reports to the SEC on Forms 10-K, 10-Q and 8-K incorporated by reference herein and other offering materials. These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement before making your investment decisions.

Hancock Holding Company

We are a registered bank holding company headquartered in Gulfport, Mississippi and organized in 1984 under the Bank Holding Company Act of 1956, as amended, and the laws of the State of Mississippi.  In 2002, we qualified as a financial holding company giving our company broader powers to offer non-banking financial products to our customers.  We are community-oriented and focus primarily on offering commercial, consumer and mortgage loans and deposit services to individuals and small to middle market businesses in our market areas through our bank subsidiaries.

We currently operate more than 180 banking and financial services offices and more than 160 automated teller machines (ATMs) in the states of Mississippi, Louisiana, Florida and Alabama through three wholly-owned bank subsidiaries, Hancock Bank, Gulfport, Mississippi (“Hancock Bank MS”), Hancock Bank of Louisiana, Baton Rouge, Louisiana (“Hancock Bank LA”), and Hancock Bank of Alabama, Mobile, Alabama (“Hancock Bank AL”).  Hancock Bank MS, Hancock Bank LA, and Hancock Bank AL are referred to collectively as the “Banks.”  Hancock Bank MS subsidiaries include Hancock Investment Services, Hancock Insurance Agency, and Harrison Finance Company, a consumer finance company.

We have served the banking needs of our communities for 110 years, beginning with our lead bank subsidiary, Hancock Bank MS.  During that time, we have grown through a combination of organic growth and growth through selective acquisitions.  At December 31, 2010 and on a consolidated basis, we had total assets of $8.1 billion, total loans of $5.0 billion, total deposits of $6.8 billion and 2,271 employees on a full-time equivalent basis.

Our History and Market Areas

Hancock Bank MS was originally chartered as Hancock County Bank in 1899. Since its organization, the strategy of Hancock Bank MS has been to achieve a dominant market share on the Mississippi Gulf Coast. Prior to a series of acquisitions begun in 1985, growth was primarily internal and was accomplished by branch expansions in areas of population growth where no dominant financial institution previously served the market area. Economic expansion on the Mississippi Gulf Coast has resulted primarily from growth of military and government-related facilities, tourism, port facility activities, industrial complexes and the gaming industry. Based on the most current available published data, Hancock Bank MS has the largest deposit market share in each of the following five counties: Harrison, Hancock, Jackson, Lamar and Pearl River. In addition, Hancock Bank MS has a presence in the Forrest and Jefferson Davis Counties. At December 31, 2010, Hancock Bank MS had total assets of $5.0 billion and 1,660 employees on a full-time equivalent basis.

In August 1990, the Company formed Hancock Bank LA to assume the deposit liabilities and acquire the consumer loan portfolio, corporate credit card portfolio and non-adversely classified securities portfolio of American Bank and Trust, Baton Rouge, Louisiana, (“AmBank”), from the Federal Deposit Insurance Corporation (“FDIC”). Economic expansion in East Baton Rouge Parish has resulted from growth in state government and related service industries, educational and medical complexes, petrochemical industries, port facility activities and transportation and related industries. With the purchase of two Dryades Savings Bank, F.S.B. branches in 2003 and the 2007 opening of a new financial center in New Orleans’ Central Business District, Hancock Bank LA established a long-awaited presence in the Greater New Orleans area.  At December 31, 2010, Hancock Bank LA had total assets of $2.9 billion and 565 employees on a full-time equivalent basis.

In February 2007, Hancock Bank AL was incorporated in Mobile, Alabama. During 2007 and 2008, five branches have been opened to serve the Mobile area and Alabama’s Eastern Shore.  At December 31, 2010, Hancock Bank AL had total assets of $195.7 million and 46 employees on a full-time equivalent basis.

On December 18, 2009, the Company acquired the assets and assumed the liabilities of Panama City, FL, based Peoples First Community Bank (Peoples First).  Effective January 1, 2010, Hancock Bank of Florida, formerly based in Tallahassee, Florida, merged into Hancock Bank MS.

On December 22, 2010, we and Whitney entered into a definitive agreement for Whitney to merge into Hancock in a stock-for-stock transaction. The transaction was approved unanimously by both companies' boards of directors. Under the terms of the agreement, subject to shareholder and regulatory approval and other customary conditions, shareholders of Whitney Holding Corporation will receive 0.418 shares of our common stock in exchange for each share of Whitney common stock.  We are conducting this offering to enhance the post-merger capitalization of the Company and to support postmerger operations.  Subject to the receipt of requisite approvals, we expect to repurchase all of Whitney's TARP preferred stock and warrants held by the U.S. Treasury at the closing of the merger.

In connection with the proposed merger, on January 26, 2011 we filed with the SEC a Registration Statement on Form S-4, as amended from time to time, in order to register shares of Common Stock for issuance in connection with the closing of the merger.  In addition, on March 21, 2011, we filed with the SEC a Current Report on Form 8-K containing historical financial statements of Whitney and unaudited pro forma condensed combined financial data which gives effect to the Whitney merger.  The Form 8-K is incorporated into this prospectus supplement by reference.  Please refer to these filings for additional information regarding the proposed merger.

Business Strategy

Our operating strategy is to provide our customers with the financial sophistication and breadth of products of a regional bank, while successfully retaining the local appeal and level of service of a community bank.  We intend to grow our business and build shareholder value primarily by focusing on the following objectives.

Deliver Superior Banking Service

We emphasize to our employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities we serve.  We maintain a strong community orientation by, among other things, supporting the active participation of our officers and employees in local charitable, civic, school, religious and community development activities.  We develop strong banking relationships with customers through our broad product offering, competitive pricing, convenience and service.

Capitalize on Organic Growth Opportunities

While we maintain leading market share in our core markets, we believe we have considerable opportunities to increase market share in areas we have recently entered.  In particular, our recent de novo expansion into the New Orleans, Mobile, Pensacola and Tallahassee markets provides attractive business opportunities in areas where believe we can compete effectively.  We believe these markets, as well as additional markets we may enter within Alabama, Mississippi, Florida and Louisiana, will lead to significant organic growth over time.

Pursue Select Acquisitions

Consistent with our history, we intend to complement our organic growth strategy with disciplined acquisitions of financial institutions or branches in selected market areas, such as our proposed acquisition of Whitney.  These acquisitions may include the acquisition of “failed banks” through regulatory assisted transactions, branches from out of state banks exiting Alabama, Florida, Louisiana, Mississippi or Texas and other acquisitions of banks in these five states.

Continue Focus on Credit

Our primary lending focus is to provide commercial, consumer, commercial leasing and real estate loans to consumers and to small and middle market businesses in our banks’ respective market areas.  The Banks have no significant concentrations of loans to particular borrowers or industries or loans to any foreign entities.  Each loan officer has Board approved loan limits on the principal amount of secured and unsecured loans that can be approved for a single borrower without prior approval of one or more Regional Credit Officers.  All loans, however, must meet the credit underwriting standards and loan policies of the Banks.  All loans over an individual loan officer’s Board approved lending authority must be approved by one of the Bank’s centralized loan underwriting units, by a senior lender or one or more Regional Credit Officers.  Each loan file is reviewed by the Bank’s loan operations quality assurance function, a component of its loan review system, to ensure proper documentation and asset quality.  We plan on continuing to enhance our centralized credit administration and credit risk management capabilities.

Maintain Focus on Strong Capital Position

We continue to focus on maintaining a strong capital position.  On November 13, 2008, following a thorough evaluation and analysis of our capital position, our Board concluded it was in the best interests of our shareholders to decline the invitation to participate in the United States Treasury Department’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program.  On that date we announced that Hancock Holding Company had elected not to participate in the TARP government funding mechanism due in part to our well-capitalized position, conservative business model, and proactive risk management practices.  In connection with the anticipated Whitney merger, we expect to repurchase all of Whitney's TARP preferred stock and warrants held by the U.S. Treasury at the closing of the merger.

Recent Developments

We recently have entered into discussions with respect to a potential unsecured term loan that would be made available to us by one or more commercial lenders.  We expect that any such term loan would be in the principal amount of $130 million to $150 million, bear interest at a floating rate and have a maturity of 2 years.  If we enter into such a term loan, we would expect to borrow the entire amount of the term loan concurrently with the closing of the Whitney merger.  We cannot assure you that we will enter into such a term loan, and this offering is not conditioned upon consummation thereof.

Corporate Information

Hancock Holding Company’s principal executive offices are located at One Hancock Plaza, 2510 14th Street, Gulfport, Mississippi 39501, and its telephone number is (228) 868-4000.

THE OFFERING

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the Common Stock, see “Description of Common Stock” in the accompanying prospectus.

Issuer	Hancock Holding Company, a Mississippi corporation.
Common stock offered by us pursuant to this prospectus supplement	6,201,500 shares.
Common stock to be outstanding after the offering(1)	44,262,363 shares (45,192,588 shares if the underwriters’ over-allotment option is exercised in full).
Net proceeds
The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering, are expected to be approximately $191,198,475 (or approximately $219,923,246 if the underwriters’ over-allotment option is exercised in full).

Use of proceeds
We intend to use the net proceeds from the sale of the shares in the offering for general corporate purposes, including primarily the repurchase of the Whitney TARP preferred stock and warrants as discussed under “Use of Proceeds.”  In addition, although we believe we are well capitalized at present, we may use all or a portion of the net proceeds to supplement our capital in light of the internal growth in our deposits during the recent economic downturn and the potential for unforeseen developments that may adversely affect our commercial real estate portfolio during the current economic uncertainty.  See “Use of Proceeds” below.

Conflicts of interest
Hancock Investment Services, Inc., a subsidiary of Hancock Holding Company, is participating in this offering as a selling agent of the underwriters and may receive proceeds of the offering as a result.  More information is available under the heading “Underwriting”.

Risk factors	See “Risk Factors” beginning on page S-7 for a discussion of factors you should carefully consider before deciding to invest in shares of our Common Stock.
Market and trading symbol for the Common Stock	Our Common Stock is traded on the NASDAQ Global Select Market under the symbol “HBHC”.
 ____________________
(1)
The number of shares of Common Stock to be outstanding after this offering is based on 36,933,043 shares of Common Stock outstanding as of March 18, 2011, and 1,127,820 shares of Common Stock issuable upon exercise of outstanding stock options having a weighted exercise price of $35.10 per share.  The number of shares outstanding does not reflect the issuance of any shares of Common Stock in connection with the Whitney merger.  We anticipate that we will issue approximately 41 million shares of Common Stock upon the closing of the Whitney merger based on the right of Whitney shareholders to receive 0.418 of a share of Common Stock for each share of Whitney common stock held by such shareholder immediately prior to the merger and the number of shares of Whitney common stock outstanding as of December 31, 2010.

RISK FACTORS

An investment in our Common Stock involves certain risks. You should carefully consider the risks described below and the risk factors incorporated by reference, as well as the other information included or incorporated by reference, in this prospectus supplement and the accompanying prospectus, before making an investment decision. Certain risks related to us and our business are described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein.

Risks Related to Our Common Stock

The price of our Common Stock is volatile and may decline.

The trading price of our Common Stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our Common Stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•
changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us; or

•	domestic and international economic factors unrelated to our performance.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Sales of a significant number of shares of our Common Stock in the public markets, or the perception of such sales, could depress the market price of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public markets and the availability of those shares for sale could adversely affect the market price of our Common Stock. In addition, future issuances of equity securities, including pursuant to outstanding options, or the proposed merger with Whitney, could dilute the interests of our existing stockholders, including you, and could cause the market price of our Common Stock to decline. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock could be substantially dilutive to shareholders of our Common Stock. Moreover, to the extent that we issue restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase our Common Stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of Common Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict the effect that future sales of our Common Stock would have on the market price of our Common Stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Stock as to distributions and in liquidation, which could negatively affect the value of our Common Stock.

 In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our Common Stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Our results of operations depend upon the results of operations of our subsidiaries.

We are a bank holding company that conducts substantially all of our operations through our subsidiary Banks. As a result, our ability to make dividend payments on our Common Stock will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

The ability of the Banks to pay dividends or make other payments to us is limited by their obligations to maintain sufficient capital and by other general regulatory restrictions on their dividends. If these requirements are not satisfied, we will be unable to pay dividends on our Common Stock.

We and/or the holders of our securities could be adversely affected by unfavorable rating actions from rating agencies.

Our ability to access the capital markets is important to our overall funding profile. This access is affected by the ratings assigned by rating agencies to us, certain of our affiliates and particular classes of securities that we and our affiliates issue. The interest rates that we pay on our securities are also influenced by, among other things, the credit ratings that we, our affiliates and/or our securities receive from recognized rating agencies. A downgrade to us, our affiliates or our securities could create obligations or liabilities to us under the terms of our outstanding securities that could increase our costs or otherwise have a negative effect on our results of operations or financial condition. Additionally, a downgrade of the credit rating of any particular security issued by us or our affiliates could negatively affect the ability of the holders of that security to sell the securities and the prices at which any such securities may be sold.

Anti-takeover provisions in our amended articles of incorporation and bylaws, Mississippi law, and our Shareholder Rights Plan could make a third party acquisition of us difficult.

Our amended articles of incorporation and bylaws contain provisions that make it more difficult for a third party to acquire us (even if doing so might be beneficial to our stockholders) and for holders of our securities to receive any related takeover premium for their securities. In addition, under our Shareholder Rights Plan, “rights” are issued to all Hancock common shareholders which, if activated upon an attempted unfriendly acquisition, would allow our shareholders to buy our common stock at a reduced price, thereby minimizing the risk of any potential hostile takeover.  We are also subject to certain provisions of Mississippi law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. See “Description of Common Stock” in the accompanying prospectus.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the proceeds of this offering for general corporate purposes, including primarily the repurchase of the Whitney TARP preferred stock and warrants as discussed under “Use of Proceeds.”  In addition, although we believe we are well capitalized at present, we may use all or a portion of the net proceeds to supplement our capital in light of the internal growth in our deposits during the recent economic downturn and the potential for unforeseen developments that may adversely affect our commercial real estate portfolio during the current economic uncertainty.  We retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering.  You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

Our growth and financial performance may be negatively impacted if we are unable to successfully execute our growth plans.

There can be no assurances that we will be successful in continuing our organic, or internal, growth, which depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at a reasonable cost, sufficient capital to support our growth initiatives, competitive factors, banking laws, and other factors.

In addition to the proposed merger with Whitney, we may seek to supplement our internal growth through other acquisitions.  We cannot predict the number, size or timing of such acquisitions, or whether any such acquisition will occur at all.  Our acquisition efforts have traditionally focused on targeted banking or insurance entities in markets in which we currently operate and markets in which we believe we can compete effectively.  However, as consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase.  We may compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay.  We also may need additional debt or equity financing in the future to fund acquisitions.  We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us.  If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

In evaluating potential acquisition opportunities we may seek to acquire failed banks through FDIC-assisted transactions.  While the FDIC may, in such transactions, provide assistance to mitigate certain risks, such as sharing in exposure to loan losses, and providing indemnification against certain liabilities, of the failed institution, we may not be able to accurately estimate our potential exposure to loan losses and other potential liabilities, or the difficulty of integration, in acquiring such institution.

We must generally receive federal regulatory approval before we can acquire a bank or bank holding company.  In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition, and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience, and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act) and the effectiveness of the acquiring institution in combating money laundering activities.  We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted.  We may also be required to sell banks or branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise we plan to continue de novo branching as a part of our internal growth strategy and possibly entry into new markets through de novo branching.  De novo branching and any acquisition carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	economic downturns in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

We have experienced to some extent many of these risks with our de novo branching to date.

Acquisitions, including the proposed acquisition of Whitney, may not produce revenue or earnings enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

Difficulty in integrating an acquired business or company, such as in connection with the proposed acquisition of Whitney, may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition.  We are likely to need to make additional investment in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may adversely impact our earnings.  Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

Depending on the condition of any institution that we may acquire, any acquisition may, at least in the near term, adversely affect our capital earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

You may not receive dividends on the Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically and routinely declared cash dividends on our Common Stock, we are not required to do so and may reduce or eliminate our Common Stock dividend in the future.

We may have failed to comply with Nasdaq listing obligations regarding independent directors.

As previously disclosed in our proxy statement for the year ended December 31, 2010, Carl J. Chaney, an executive officer of the Company, also serves as a director of Mississippi Power Company, and is a member and chairman of its Compensation Committee. During the fiscal year completed December 31, 2010, Mr. Topazi, a director of the Company and a member of our Compensation Committee, also served as an executive officer of Mississippi Power Company.   Mr. Topazi ceased to serve as an executive officer of Mississippi Power Company in August 2010.  We had previously determined that Mr. Topazi was an independent director for purposes of the Nasdaq Stock Exchange listing rules.  In mid-March, 2011, we received an inquiry from the Nasdaq Stock Exchange regarding, among other things, this determination.  We are currently reviewing this issue, and have preliminarily concluded that under Nasdaq Stock Exchange Rule 5605(A)(2)(E), Mr. Topazi would not have qualified as an independent director for purposes of the Nasdaq Stock Exchange listing rules until three years after ceasing to be an executive officer of Mississippi Power Company.  As a result, we expect that we may be required to modify the composition of our compensation committee on which Mr. Topazi currently serves.  It also is possible that the Nasdaq Stock Exchange will propose other remedial action in connection with this matter.  Any such action or the resulting publicity with respect to this matter could adversely affect the trading price of our common stock.

Acquisition-Related Risks

We may fail to realize the anticipated cost savings and other financial benefits of the Hancock/Whitney merger on the anticipated schedule, if at all.

We may face significant challenges in integrating Whitney Holding Corporation operations in our operations in a timely and efficient manner and in retaining Whitney personnel. Currently, each company operates as an independent public company. Achieving the anticipated cost savings and financial benefits of the merger will depend on part on whether we integrate Whitney’s businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. In addition, the integration of certain operations following the merger will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company. Any inability to realize the full extent of, or any of, the anticipated cost savings and financial benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the business and results of operations of the combined company, which may affect the market price of Hancock common stock.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Hancock and Whitney. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Hancock and Whitney. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Hancock and Whitney have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Each of Whitney’s executive officers has an employment contract that provides severance benefits in the event of a “qualified termination” in connection with a change in control.  The integration process could result in “qualified terminations,” which could trigger severance payments that could result in significant expense and in the loss of experienced officers.  Integration efforts between the two companies will also divert management attention and resources. In addition, the merger and integration will result in Hancock entering several markets where it does not currently have a meaningful presence and could result in deposit attrition.  These integration matters could have an adverse effect on each of Whitney and Hancock during the pre-merger transition period and on Hancock for an undetermined period after consummation of the merger.

The market price of our Common Stock after the merger may be affected by factors different from those currently affecting the shares of Whitney or Hancock.

The businesses of Hancock and Whitney differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Hancock and Whitney.

The Whitney merger agreement limits our ability to pursue an alternative acquisition proposal and requires Hancock or Whitney to pay a termination fee of $50 million under limited circumstances relating to alternative acquisition proposals.

The merger agreement prohibits Hancock and Whitney from soliciting, initiating, endorsing or knowingly encouraging or facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement.  The merger agreement also provides for the payment by Hancock or Whitney of a termination fee in the amount of $50 million in the event that the other party terminates the merger agreement for certain reasons.

The Whitney merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the Whitney merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board, the Federal Deposit Insurance Corporation, or the FDIC, and various domestic and foreign bank, securities, antitrust, and other regulatory authorities. These government entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or require changes to the terms of the merger. Whitney Bank currently is subject to a consent order relating to Bank Secrecy Act compliance.  This order will be a factor in the reviews and approvals by the Federal Reserve Board and the FDIC, and may result in conditions to the approvals that could have an adverse effect on the operations of the combined companies or of the merged banks after the merger.  Although Hancock and Whitney do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company and the Common Stock following the merger.

If the merger is not completed, we will have incurred substantial expenses without realizing the expected benefits of the merger.

We have incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing a joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger.  If the merger is not completed, we would have to recognize these expenses without realizing the expected benefits of the merger.

The Whitney merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of the Common Stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approvals of the Hancock and Whitney shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, Hancock and Whitney may terminate the merger agreement under certain circumstances even if the merger is approved by Whitney and Hancock shareholders, including but not limited to if the merger has not been completed on or before September 30, 2011 or if a tender or exchange offer for 20% or more of the outstanding shares of either party’s common stock is commenced and such party’s board of directors recommends that its shareholders tender their shares or otherwise fails to recommend that their shareholders reject such offering within a 10-business day period. If we do not complete the merger, the market price of the Common Stock may decline to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. If the merger is not completed, additional risks could materialize, which could materially and adversely affect our business, financial results, financial condition and stock price.

Pending litigation against us and Whitney could result in an injunction preventing completion of the Whitney merger or the payment of damages in the event the merger is completed.

On January 7, 2011, a putative shareholder class action lawsuit, styled De LaPouyade v. Whitney Holding Corporation, et al., was filed in the Civil District Court for the Parish of Orleans of the State of Louisiana against Whitney and members of Whitney’s board of directors asserting that the directors breached their fiduciary duties and/or violated Louisiana state law and that Whitney aided and abetted those alleged breaches of fiduciary duty. Among other relief, the plaintiff seeks to enjoin the merger.  Subsequently, on February 7, 2011, another putative shareholder class action lawsuit, Realistic Partners v. Whitney Holding Corporation, et al., was filed in the United States District Court for the Eastern District of Louisiana against Whitney, members of Whitney’s board of directors, and Hancock asserting violations of Section 14(a) of the Securities Exchange Act of 1934, breach of fiduciary duty under Louisiana state law, and aiding and abetting breach of fiduciary duty.  One of the conditions to the closing of the merger is that no judgment, decree, injunction or other order by any court of competent jurisdiction is in effect that prohibits the completion of the merger. If either set of plaintiffs in these lawsuits is successful in obtaining an injunction prohibiting the defendants from completing the merger, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected time frame. If completion of the merger is prevented or delayed, it could result in substantial costs to us. In addition, we could incur costs associated with the indemnification of Whitney’s directors and officers.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of Common Stock by us will be approximately $191,198,475 after deducting underwriting discounts and commissions and our estimated offering expenses.  If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $219,923,246.

We intend to use the net proceeds we receive from the sale of the shares in this offering for general corporate purposes, including primarily the repurchase of the Whitney TARP preferred stock and warrants.  In addition, although we believe we are well capitalized at present, we may use all or a portion of the net proceeds to supplement our capital during the recent economic downturn and the potential for unforeseen developments that may adversely affect our commercial real estate portfolio during the current economic uncertainty.  Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short term securities.  The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.  From time to time, we may engage in additional capital financings as we determine appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our Common Stock is traded on the NASDAQ Global Select Market System under the symbol “HBHC.” The following table sets forth the high and low sale prices of our Common Stock as reported on the NASDAQ Stock Market. These prices do not reflect retail mark-ups, mark-downs or commissions.

		High	Low	Dividends Paid
2011
	1st quarter (through March 18, 2011)	$35.68	$30.67	$0.240

2010	4th quarter	$37.26	$28.88	$0.240
	3rd quarter	$35.40	$26.82	$0.240
	2nd quarter	$43.90	$33.27	$0.240
	1st quarter	$45.86	$38.23	$0.240

2009	4th quarter	$44.89	$35.26	$0.240
	3rd quarter	$42.38	$29.90	$0.240
	2nd quarter	$41.19	$30.12	$0.240
	1st quarter	$45.56	$22.51	$0.240

2008	4th quarter	$56.45	$34.20	$0.240
	3rd quarter	$68.42	$33.34	$0.240
	2nd quarter	$45.68	$38.38	$0.240
	1st quarter	$44.29	$33.45	$0.240

The last reported sales price per share of our Common Stock, as reported on the Nasdaq Global Select Market on March 18, 2011 was $32.25. On March 18, 2011, there were approximately 5,971 holders of record and 36,933,043 shares of Common Stock outstanding.  These figures do not reflect the issuance of any shares of Common Stock in connection with the Whitney merger.  We anticipate that we will issue approximately 41 million shares of Common Stock upon the closing of the Whitney merger based on the right of Whitney shareholders to receive 0.418 of a share of Common Stock for each share of Whitney common stock held by such shareholder immediately prior to the merger and the number of shares of Whitney common stock outstanding as of December 31, 2010.

DIVIDEND POLICY

The principal source of funds to the Company to pay cash dividends are the dividends received from Hancock Bank, Gulfport, Mississippi, Hancock Bank of Louisiana, Baton Rouge, Louisiana, and Hancock Bank of Alabama, Mobile, Alabama. Consequently, dividends are dependent upon earnings, capital needs, regulatory policies and statutory limitations affecting the Banks. Federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Dividends paid to the Company by Hancock Bank are subject to approval by the Commissioner of Banking and Consumer Finance of the State of Mississippi and those paid by Hancock Bank of Louisiana are subject to approval by the Commissioner for Financial Institutions of the State of Louisiana. Dividends paid by Hancock Bank of Florida are subject to approval by the Florida Department of Financial Services. The Company’s management does not expect regulatory restrictions to affect its policy of paying cash dividends. Although no assurance can be given that Hancock Holding Company will continue to declare and pay regular quarterly cash dividends on its Common Stock, the Company has paid regular cash dividends since 1937.

CAPITALIZATION

The information in this table does not give effect to any other events subsequent to December 31, 2010. You should read the information in this table along with the financial information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. You should read this table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the period ended December 31, 2010, which is incorporated by reference herein.

The following table sets forth our capitalization on a consolidated basis as of December 31, 2010 on :

(1) an actual basis;

(2) an adjusted basis to give effect to the sale of 6,201,500 shares of our Common Stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Common Stock; and

(3) a further adjusted basis to give effect to (x) the sale of 6,201,500 shares of our Common Stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Common Stock, and (y) the Whitney merger, including the issuance of approximately 41 million shares of Common Stock as consideration to holders of shares of common stock of Whitney based on the 0.418 exchange ratio.

The actual, as adjusted and as further adjusted data below do not give effect to the incurrence of the proposed term loan described under “Prospectus Supplement Summary-Recent Developments.”

	As of December 31, 2010 (in thousands)
	Actual	As Adjusted for this Offering (1)	As Further Adjusted for the Merger (2)

Stockholders' Equity:

Common stock - $3.33 par value per share; 350,000,000 shares authorized, 36,893,276 shares issued and outstanding; 43,094,776 shares issued and outstanding as adjusted for this Offering; 84,290,991 shares issued and outsanding as further adjusted for the Merger.	$122,855	$143,506	$280,689

Capital surplus	263,484	434,031	1,623,300

Retained earnings	470,828	470,828	470,828

Accumulated other comprehensive income, net	(619)	(619)	(619)

Total stockholders' equity	$856,548	$1,047,746	$2,374,198

Consolidated Capital Ratios

Tangible equity to tangible assets	9.7%	11.8%	8.0%

Tier 1 risk based capital ratio	15.3%	19.1%	10.7%

Total risk based capital ratio	16.6%	20.3%	12.4%
__________________________
(1)	Assumes net proceeds of $191,198,475 from this offering (which amount would total $219,923,211 if the underwriters in this offering exercise their over-allotment option in full).

(2)
Assumes net proceeds of $191,198,475 and pro forma adjustments attributable to the merger with Whitney Holding Corporation  as more fully described in the Current Report on Form 8-K filed by us on March 21, 2011, and incorporated herein.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Common Stock as of the date hereof. Except where noted, this summary deals only with shares of Common Stock that are held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (including any entity other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

This summary is not a substitute for an individual analysis of the tax consequences of holding or disposing of our Common Stock. If you are considering the purchase of our Common Stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification (such as an Internal Revenue Service Form W-8ECI) and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our Common Stock generally will not be subject to U.S. federal income tax unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met. We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Shares of Common Stock held at the time of death by an individual non-U.S. holder or any entity the common shares of which are includible in such holder’s gross estate for U.S. federal estate tax purpose (for example, a trust funded by such holder and with respect to which the holder has retained certain interests or powers) will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be (other than a holder that is otherwise subject to withholding as discussed above) subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), such holder is presumed to be a U.S. person under applicable Treasury regulations, or such holder otherwise establishes an exemption. If you are subject to withholding you will not be subject to backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	4,341,050
SunTrust Robinson Humphrey, Inc.	1,240,300
Sterne, Agee & Leach, Inc.	310,075
Raymond James & Associates, Inc.	310,075
Total	6,201,500

The underwriters are offering the shares of Common Stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Common Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Discounts and Commissions

The underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.82 a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $0.82 a share to other underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the representatives.

Over-allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 930,225 additional shares of Common Stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Common Stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Common Stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $229,998,131, the total underwriters’ discounts and commissions would be $9,774,920.58 and total proceeds to us would be $220,223,211.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, to be paid by us will be approximately $300,000.

Nasdaq Listing

Our shares of Common Stock are quoted on the Nasdaq Global Select Market under the symbol “HBHC”.

No Sales of Similar Securities

We, our directors and executive officers, and Hancock Bank Trust Department, who is our shareholder, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

(1)
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or

(2)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock;

whether any such transaction described in (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or

(3)	file any registration statement with the SEC relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock;

The restrictions described above do not apply to:

•	the sale of shares to the underwriters;

•
the issuance by us of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the 90 day restricted period;

•
with respect to us, (1) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in this prospectus supplement or the accompanying prospectus, provided that such options shall not be vested and exercisable within the period ending 90 days after the date of this prospectus supplement, and (2) purchases of shares of Common Stock from executive officers or other employees in an amount not to exceed the amount of tax withholding obligations arising in connection with the payment or vesting of stock-based compensation to such executive officers or other employees; or

•
with respect to our directors, executive officers and shareholders reference above, (i) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act would be required or would be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions and (2) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift (subject to certain limitations).

Price Stabilization and Short Positions

In order to facilitate the offering of the Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Common Stock in the open market to stabilize the price of the Common Stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may raise or maintain the market price of the Common Stock above independent market levels or prevent or retard a decline in the market price of the Common Stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Affiliations

From time to time, the underwriters and their affiliates have provided, and may from time to time in the future continue to provide, investment banking services to us.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

Hancock Investment Services, Inc., a subsidiary of Hancock Holding Company, is participating in this offering of the Common Stock as a selling agent of the underwriters and may receive proceeds of the offering as a result of its participation.  Accordingly, this offering is being conducted in compliance with the provisions of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”) governing conflicts of interest.  Under this rule, the appointment of a qualified independent underwriter is not necessary because the FINRA members managing the offering do not have a conflict of interest, and because the offering is of a class of securities having a bona fide public market as contemplated by such rule.

LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for us by Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi, special counsel to the Company, and by Joy Lambert Phillips, Esquire, Executive Vice President and General Counsel of Hancock. Ms. Phillips beneficially owns, or has rights to acquire, an aggregate of less than 1% of Hancock’s Common Stock.  The underwriters are represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Hancock Holding Company as of December 31, 2010 and 2009 and for the two years ended December 31, 2010 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2010 incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 and the audited historical financial statements of Whitney Holding Corporation included in Hancock Holding Company’s Form 8-K dated March 21, 2011 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Hancock Holding Company as of December 31, 2008 and for the year ended December 31, 2008 have been incorporated in this Registration Statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, given upon the authority of said firm.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC.  Our SEC filings are available to the public from the SEC’s internet site at http://www.sec.gov or from our internet site at http://www.hancockbank.com.  However, information contained on, or that can be accessed through, this internet site does not constitute a part of this prospectus.  You also may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549.  Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates.  You can also call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

The SEC allows us to “incorporate by reference” in this prospectus the information in the documents we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we subsequently file with the SEC will automatically update and supersede information contained in previously-filed documents or contained in this prospectus.  We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011;

•	Proxy Statement filed with the SEC on February 28, 2011; and

•	Current Report on Form 8-K, filed on March 21, 2011.

You may also request, and we will provide, a copy of these filings at no cost to you by writing or calling us at:

Hancock Holding Company
One Hancock Plaza, 2510 14th Street
Gulfport, Mississippi 39051
(228) 868-4000
Attention: Paul D. Guichet, Investor Relations

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.